CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$49,170,000.00	$10.00	$49,170,000.00	$2,743.69

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $33,626.02 the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $2,743.69 of that amount is being offset against the registration fee for this offering and $30,882.33 remains available for future registration fees.

FINAL TERMS SUPPLEMENT NO. 11 dated May 28, 2009
To Prospectus Supplement and Prospectus dated February 5, 2007 and Product Supplement No. 6 dated March 25, 2009
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-140456

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this terms supplement, beginning on page PS-4 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement.

References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal and Banc of America Investment Services, Inc. (BAI) is acting in its capacity as an agent in selling the notes to investors.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$49,170,000.00
Underwriting Discount:(1)(2)	$ 0.20	$983,400.00
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$48,186,600.00

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively.

(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

“Accelerated Return Notes®” and “ARNs®“ are registered service marks of Merrill Lynch & Co., Inc.

“Jim Rogers”, “James Beeland Rogers Jr.”, “Rogers”, “Rogers International Commodity Index® — Excess ReturnSM”, “Rogers International Commodity Index® —Total ReturnSM” and “RICI® — Excess ReturnSM” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

May 28, 2009

Summary

The Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM due August 3, 2010 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Rogers International Commodity Index® – Excess ReturnSM (the Index) increases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Rogers International Commodity Index® – Excess ReturnSM (Index symbol: ROGRER <Index>)
Starting Value:	2,174.55
Ending Value:	The closing level of the Index on the Calculation Day. If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described in product supplement no. 6.
Capped Value:	$12.551 per unit of the Notes, which represents a return of 25.51% over the $10 Original Offering Price.
Calculation Day:	July 27, 2010.
Calculation Agent:	Merrill Lynch, Pierce, Fenner and Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Notes

You will receive per unit:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, based on a Capped Value of $12.551 (a 25.51% return). The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Index components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to three decimal places), based on a Starting Value of 2,174.55 and a Capped Value of $12.551.

Example 1—The hypothetical Ending Value is equal to 80% of the Starting Value:

Starting Value:	2,174.55
Hypothetical Ending Value:	1,739.64

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is equal to 104% of the Starting Value:

Starting Value:	2,174.55
Hypothetical Ending Value:	2,261.53

Payment at maturity (per unit) = $11.200

Example 3—The hypothetical Ending Value is equal to 120% of the Starting Value:

Starting Value:	2,174.55
Hypothetical Ending Value:	2,609.46

Payment at maturity (per unit) = $12.551 (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for a Starting Value of 2,174.55 and a range of hypothetical Ending Values of the Index:

  the percentage change from the Starting Value to the hypothetical Ending Value;
  the Redemption Amount per unit (rounded to three decimal places);
  the total rate of return to holders of the Notes;
  the pretax annualized rate of return to holders of the Notes; and
  the pretax annualized rate of return of a hypothetical direct investment in the Index components.
  ..

The table below is based on a Capped Value of $12.551.

Hypothetical Ending Value		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Redemption Amount per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index components (1)(2)
1,087.28		-50.00%	$5.000	-50.00%	-51.30%	-51.30%
1,304.73		-40.00%	$6.000	-40.00%	-39.24%	-39.24%
1,522.19		-30.00%	$7.000	-30.00%	-28.29%	-28.29%
1,739.64		-20.00%	$8.000	-20.00%	-18.20%	-18.20%
1,957.10		-10.00%	$9.000	-10.00%	-8.81%	-8.81%
2,000.59		-8.00%	$9.200	-8.00%	-7.00%	-7.00%
2,044.08		-6.00%	$9.400	-6.00%	-5.22%	-5.22%
2,087.57		-4.00%	$9.600	-4.00%	-3.46%	-3.46%
2,131.06		-2.00%	$9.800	-2.00%	-1.72%	-1.72%
2,174.55	(3)	0.00%	$10.000	0.00%	0.00%	0.00%
2,218.04		2.00%	$10.600	6.00%	5.05%	1.70%
2,261.53		4.00%	$11.200	12.00%	9.93%	3.38%
2,305.02		6.00%	$11.800	18.00%	14.67%	5.05%
2,348.51		8.00%	$12.400	24.00%	19.27%	6.69%
2,392.01		10.00%	$12.551 (4)	25.51%	20.02%	8.32%
2,609.46		20.00%	$12.551	25.51%	20.02%	16.21%
2,826.92		30.00%	$12.551	25.51%	20.56%	23.92%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 5, 2009 to August 3, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a) a percentage change in the aggregate price of the Index components that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b) no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the Notes cannot exceed the Capped Value of $12.551.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 6 and the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the futures contracts or underlying commodities included in or tracked by the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or underlying commodities included in or tracked by the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Trading in the Index components can be volatile based on a number of factors that we cannot control.

  Suspensions or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

  The Notes will not be regulated by the Commodity Futures Trading Commission.

  The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States" in the product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Additional Risk Factors

Higher future prices of the Index commodities relative to their current prices may decrease the Redemption Amount

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. These “roll yields” could affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, the initial weights of the Index as announced by Beeland Interests, Inc. for approximately 44.00% of the component commodities on the Index are energy oriented, including 21.00% in crude oil contracts. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The composition of the Index is controlled by James B. Rogers (“Rogers”) and changes may affect the value of the Notes and the amount you receive on the maturity date

The RICI® — Excess ReturnSM is overseen and managed by a committee (the “RICI® Committee”). Rogers chairs the RICI® Committee and controls its decisions.

Rogers, through the RICI® Committee, has a significant degree of discretion regarding the composition and management of the RICI® —Excess ReturnSM including additions, deletions and the weights of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI® Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through Rogers Index products, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Index and therefore the market value of the Notes.

The Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM, not the Rogers International Commodity Index® — Total ReturnSM

The Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM, as calculated by CQG, Inc., the Official Global Calculation Agent, and not the Rogers International Commodity Index® — Total ReturnSM. The Rogers International Commodity Index® —Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the Index components. By comparison, the Rogers International Commodity Index® —Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® — Excess ReturnSM, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM and not the Rogers International Commodity Index® — Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

  You accept that the return on the Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our perceived creditworthiness.

The Notes may not be appropriate investments for you if:

  You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at 25.51%.

  You seek interest payments or other current income on your investment.

  You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

MLPF&S, First Republic Securities Company, LLC and BAI may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of Merrill Lynch, First Republic Company, LLC and BAI may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Supplement to the Plan of Distribution

Subject to certain conditions, we have agreed to sell 4,833,056 units of Notes to MLPF&S and 83,944 units of Notes to BAI. MLPF&S and BAI have agreed, severally and not jointly, to purchase such Notes; provided that none of the Notes will be sold unless all of the Notes are purchased. Each of MLPF&S and BAI has severally agreed to purchase the specified units of Notes for the purchase price indicated on the cover of this terms supplement and have advised us that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this terms supplement. Each of MLPF&S and BAI may offer the Notes to dealers, including affiliates that are dealers (including First Republic Securities Company, LLC and Banc of America Securities LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. After the initial public offering, the public offering price and concession may be changed. In the event of a default by BAI, our agreement with BAI and MLPF&S provides that MLPF&S will assume the obligation to purchase the Notes initially allotted to BAI. In the event of a default by MLPF&S, our agreement with BAI and MLPF&S will terminate and no Notes will be offered or sold.

The Index

The Rogers International Commodity Index®

All disclosures contained in this terms supplement regarding the Rogers International Commodity Index® (the RICI®) including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. (Beeland). Eksportfinans and MLPF&S have not independently verified such information, and neither Eksportfinans, MLPF&S, Beeland or Beeland’s affiliates or agents makes any representation as to the accuracy or completeness of such information. Neither Eksportfinans, MLPF&S, Beeland or Beeland’s affiliates or agents accepts any responsibility for the calculation, maintenance or publication of the RICI® Indices (as defined below) or any successor indices.

The RICI® may be calculated as either a total return index or an excess return index and we refer herein to such indices collectively as the RICI® Indices.

Overview

The RICI® Indices are composite, U.S. dollar-based, indices created by James Beeland Rogers, Jr. (Rogers) on July 31, 1998. The RICI® Indices are maintained by Beeland Interests, Inc. Rogers and Beeland Interests, Inc. are not affiliated with Eksportfinans or MLPF&S. Neither Eksportfinans nor MLPF&S participated in designing the RICI® Indices. Merrill Lynch & Co., an affiliate of MLPF&S, has a representative on the RICI® Committee. The level of each of the RICI® Indices is calculated by CQG, Inc. in its capacity as the Official Global Calculation Agent of the RICI® Indices.

Additionally, Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through Rogers Index products, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Index and therefore the market value of the Notes.

Below is a list of the futures contracts included in the RICI® Indices (the RICI® Index Components), together with their respective symbols, exchanges, currencies and Initial Weights (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weight*
Crude Oil	CL	NYMEX	USD	21.00%
Brent	BRN	ICE EU	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	ICEUS	USD	4.20%
Aluminum	AH	LME	USD	4.00%
Copper	CA	LME	USD	4.00%
Soybeans	S	CBOT	USD	3.35%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%
Soybean Oil	BO	CBOT	USD	2.17%
Coffee	KC	ICE US	USD	2.00%
Lead	PB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Sugar	SB	ICE US	USD	2.00%
Zinc	ZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%
Cocoa	CC	ICE US	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%
Nickel	NI	LME	USD	1.00%
Rubber	81	TOCOM	JPY	1.00%
Tin	SN	LME	USD	1.00%
Soybean Meal	SM	CBOT	USD	0.75%
Canola	RS	ICE CA	CAD	0.67%
Orange Juice	OJ	ICE US	USD	0.66%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Azuki Beans	101	TGE	JPY	0.15%
Barley	AB	ICE CA	CAD	0.10%
Greasy Wool	GW	SFE	AUS	0.10%

* The weights shown above are the weights of each RICI® Index Component set at the end of January 2009.

The RICI® Committee

The RICI® Indices are maintained and reviewed by the members of the Rogers International Commodity Index® Committee (the RICI® Committee). For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire index is reviewed. The RICI® Committee members monitor the Indexes daily in case of needed changes. The RICI® Committee bases its selection on world consumption patterns and liquidity.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included in the RICI® Indices are required to fulfill the various conditions described below. Generally, the selection and weighting of the items in the RICI® Indices are reviewed annually by the RICI® Committee, and weights for the next year are assigned every December. The composition of the RICI® Indices are modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI® Indices generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

  continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

  critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

To date, there have been few changes in the components of the RICI® Indices in the history of the RICI® Indices.

Exchanges and Non-Traded Items

All commodities included in the RICI® Indices must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 11 international exchanges currently recognized by the RICI® Committee are:

1.	Chicago Mercantile Exchange (USA)

2.	Chicago Board of Trade (USA)

3.	ICE Futures US (USA)

4.	NYMEX (USA)

5.	ICE Futures Canada (Canada)

6.	ICE Futures Europe (UK)

7.	London Metal Exchange (UK)

8.	Sydney Futures Exchange (Australia)

9.	COMEX (USA)

10.	The Tokyo Commodity Exchange (Japan)

11.	Tokyo Grain Exchange (Japan)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI® Indices if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured via tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI® Indices. Commodities that are merely linked to national consumption patterns will not be considered. The RICI® Indices are not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s top consumed commodities is actively monitored and analyzed by the members of the RICI® Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weights included in the RICI® Indices. Sources on world’s commodity consumption data include:

  Industrial Commodity Statistics Yearbook, United Nations (New York)

  Commodity Trade Statistics Database, United Nations Statistics Division (New York)

  Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

  Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, DC)

  Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

  Monthly Bulletin, International Lead and Zinc Study Group (London)

  Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

  Rubber Statistical Bulletin, International Rubber Study Group (London)

  Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

  Sugar Yearbook, International Sugar Organization (ISO) (London)

  World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

  World Commodity Forecasts, Economist Intelligence Unit (London)

  World Cotton Statistics, International Cotton Advisory Committee (Washington, DC)

  World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to decide whether a specific commodity contract is actually investable, the RICI® Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI® Indices, taking legal considerations into account. Beyond liquidity, the RICI® Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weights

Initial Weights

The initial weights of the futures contracts in the RICI® Indices for 2009 were set at the end of January 2009 and are set forth in the chart above (the RICI® Initial Weights).

Changes in Weights and/or Index Composition

As noted, the RICI® Committee reviews the selection and weighting of the futures contracts in the RICI® Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI® Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All the futures contracts used to calculate the RICI® Indices, except for the contracts traded on the London Metal Exchange, are rolled each month pursuant to rules announced by Beeland Interests, Inc. For contracts listed on the London Metal Exchange, three-month contracts are used and are rolled every three months. The RICI® Indices usually roll over three days and the “roll period” usually starts on the day prior to the last RICI® Business Day (as defined below) of the month and ends on the first RICI® Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI® Indices component as a result of a RICI® Market Disruption Event (as defined below). Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate each of the RICI® Indices, taking legal constraints into account. For example, at the end of November, the January Crude Oil contract is replaced by the February Crude Oil contract.

RICI® Market Disruption Events

A “RICI® Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the index calculation is disrupted or the fair determination of its price is interfered with subject to the following:

a. The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI® Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI® Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the Roll Weights and the Monthly Contract Weights (MCWs) remain identical to the values they had on the RICI® Business Day immediately preceding the RICI® Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI® Market Disruption Event occurs for that or those commodities. Outside of the roll and rebalancing period the Index is calculated using the last trading price available on the exchange. In particular the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI® Market Disruption Event has occurred. However, under extreme conditions the RICI® Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and that use of the official settlement price would not be in the interest of Index investors. In this case an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner the RICI® Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A RICI® Business Day is a day on which all United States based exchanges that list futures contracts included in the Index are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI® Indices are rebalanced monthly during each roll period towards the RICI® Initial Weights, RICI® Agriculture Initial Weights, RICI® Metals Initial Weights and RICI® Energy Initial Weights, as applicable.

Data Source

Each of the RICI® Indices calculation is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI® Indices ceases to exist or its liquidity collapses to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI® Committee, the RICI® Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weighting. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the RICI® Committee called an exceptional meeting at which it was decided that the Palm Oil futures contract would be replaced by the Soybean Oil contract that trades on the Chicago Board of Trade, United States.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversion and is either +1 or -1 depending on the currency.

If applicable, the daily reference rate used to calculate the RICI® Indices is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published in the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI® Business Day immediately following.

Changes to LME Contracts

The RICI® Committee replaced the 3 Month Forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the Index. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3 month forward contract. This change was implemented during the January 2008 roll period.

The Rogers International Commodity Index® — Excess ReturnSM (the “RICI® — Excess ReturnSM”)

The RICI® — Excess ReturnSM is a composite U.S. dollar-based index that is designed by Rogers. The RICI® — Excess ReturnSM represents the value of a basket of commodities consumed in the global economy (the Index Commodities). The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the Index Components). The selection and weighting of the portfolio that comprise the RICI® — Excess ReturnSM is reviewed by the RICI® Committee not less than annually, and weights are assigned in the December preceding the start of each year. Eksportfinans is not affiliated with Rogers and did not participate in designing the RICI® — Excess ReturnSM.

The following graph sets forth the monthly historical performance of the Index in the period from April 2004 through April 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 2,174.55.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

License Agreement

Beeland Interests, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement pursuant to which Eksportfinans, in exchange for a fee, uses indices owned by Beeland Interests, Inc. in connection with the Notes.

Beeland Interests, Inc. is under no obligation to continue the RICI® Indices. The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this terms supplement that Beeland Interests, Inc. makes any representation or warranty, implied or express, to Eksportfinans, the holders of the Notes or any other person or entity regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of Eksportfinans or the holders of the Notes or any other person or entity into consideration in determining or composing any of the RICI® Indices. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

Notes Linked to the Rogers International Commodity Index® — Excess ReturnSM are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this terms supplement, or the advisability of investing in securities or commodities generally, or in any Notes Linked to the Rogers International Commodity Index® — Excess ReturnSM or in futures particularly.

BEELAND INTERESTS, INC. DOES NOT, NOR DO ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (RICI®), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — EXCESS RETURNSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE NOTES LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — EXCESS RETURNSM. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES OR AGENTS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated March 25, 2009:
  http://www.sec.gov/Archives/edgar/data/700978/000089109209001244/e34927_424b2.htm

  Prospectus supplement and prospectus dated February 5, 2007:
  http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the SEC) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.